Exhibit 99.3

GLASS HOUSE BRANDS INC.

(FORMERLY MERCER PARK BRAND ACQUSITION

CORP.)

UNAUDITED CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

AS OF

JUNE 30, 2021 AND DECEMBER 31, 2020

AND FOR THE THREE AND SIX MONTHS ENDED JUNE

30, 2021 AND 2020

GLASS HOUSE BRANDS INC.

Table of Contents

Page(s)

Condensed Consolidated Balance Sheets	1

Unaudited Condensed Interim Consolidated Statements of Operations	2

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3

Unaudited Condensed Interim Consolidated Statements of Cash Flows	4 – 5

Notes to Unaudited Condensed Interim Consolidated Financial Statements	6 – 25

GLASS HOUSE BRANDS INC.

Condensed Consolidated Balance Sheets

As of June 30, 2021 and December 31, 2020

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2021	2020
ASSETS	Unaudited
Current Assets:
Cash	$134,280,335	$4,535,251
Accounts Receivable, Net	2,521,596	5,141,021
Prepaid Expenses and Other Current Assets	5,626,287	1,922,746
Inventory	11,570,396	6,866,002
Total Current Assets	153,998,614	18,465,020
Operating Lease Right-of-Use Assets, Net	2,653,225	2,532,629
Investments	8,614,572	10,701,868
Property, Plant and Equipment, Net	28,200,270	27,192,027
Intangible Assets, Net	4,960,333	5,279,000
Goodwill	4,918,823	4,815,999
Other Assets	124,480	554,266
TOTAL ASSETS	$203,470,317	$69,540,809
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Current Liabilities:
Accounts Payable and Accrued Liabilities	$19,601,860	$11,310,718
Contingent Earnout Liability	7,640,334	-
Shares Payable	2,756,830	-
Derivative Liabilities	-	7,365,000
Current Portion of Operating Lease Liabilities	197,601	327,329
Current Portion of Notes Payable	34,950	601,187
Total Current Liabilities	30,231,575	19,604,234
Operating Lease Liabilities, Net of Current Portion	2,494,028	2,318,852
Other Non-Current Liabilities	1,246,669	849,358
Deferred Tax Liabilities	1,143,327	1,420,583
Notes Payable, Net of Current Portion	216,993	15,368,892
Notes Payable, Net of Current Portion - Related Parties	-	3,703,966
TOTAL LIABILITIES	35,332,592	43,265,885
SHAREHOLDERS' EQUITY:
Subordinate Voting Shares (No Par value, Unlimited shares authorized, 22,860,947 and 0 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively)	-	-
Exchangable Shares (No Par value, Unlimited shares authorized, 27,109,689 and 23,191,563 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively)	-	-
Additional Paid-In Capital	202,667,717	42,934,402
Accumulated Deficit	(34,529,992)	(16,659,478)
TOTAL SHAREHOLDERS' EQUITY	168,137,725	26,274,924
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$203,470,317	$69,540,809

The accompanying notes are an integral part of these unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS, INC.

Unaudited Condensed Interim Consolidated Statements of Operations

For the Three and Six Months Ended June 30, 2021 and 2020

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	Three Months Ended		Six Months Ended
	2021	2020	2021	2020
Revenues, Net	$18,674,277	$11,562,723	$33,914,558	$18,012,050
Cost of Goods Sold	10,079,539	6,029,804	19,877,824	11,015,647
Gross Profit	8,594,738	5,532,919	14,036,734	6,996,403
Operating Expenses:
General and Administrative	5,886,655	4,608,802	11,722,386	8,716,660
Sales and Marketing	1,006,747	427,164	1,495,282	781,589
Professional Fees	1,951,450	502,520	5,304,201	1,147,566
Depreciation and Amortization	738,402	617,114	1,462,856	1,148,519
Total Operating Expenses	9,583,254	6,155,600	19,984,725	11,794,334
Loss from Operations	(988,516)	(622,681)	(5,947,991)	(4,797,931)
Other Expense (Income):
Interest Expense	1,171,282	491,216	2,181,710	854,285
Interest Income	(16,136)	(64,492)	(32,222)	(162,833)
Loss on Investments	285,646	55,711	284,258	74,908
(Gain) Loss on Change in Fair Value of Derivative Liabilities	(154,000)	807,289	(825,000)	936,988
Loss on Disposition of Subsidiary	-	-	6,090,339	-
Loss on Extinguishment of Debt	-	389,056	-	389,056
Other Income, Net	(46,538)	(12,956)	(40,514)	(27,769)
Total Other Expense, Net	1,240,254	1,665,824	7,658,571	2,064,635
Loss from Operations Before Provision for Income Tax Expense	(2,228,770)	(2,288,505)	(13,606,562)	(6,862,566)
Provision for Income Tax Expense	2,487,951	1,366,110	4,263,952	1,932,703
Net Loss	$(4,716,721)	$(3,654,615)	$(17,870,514)	$(8,795,269)
Loss Per Share - Basic and Diluted	$(0.19)	$(0.16)	$(0.74)	$(0.46)
Weighted-Average Shares Outstanding - Basic and Diluted	24,262,497	23,191,563	24,117,056	19,307,717

The accompanying notes are an integral part of these unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Six Months Ended June 30, 2021 and 2020

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	$ Amount	Units	Units	Units	Units	$ Amount	Units	$ Amount			TOTAL EQUITY
		Multiple	Subordinated	Exchangeable	Class A	Class A	Class B	Class B	Additional Paid-		ATTRIBUTABLE	Non-	TOTAL
	Members'	Voting	Voting Shares	Non-Voting	Common	Common	Common	Common	In	Accumulated	TO	Controlling	SHAREHOLDERS'
	Equity	Shares	Shares	Shares	Shares	Shares	Shares	Shares	Capital	Deficit	SHAREHOLDERS'	Interest	EQUITY
BALANCE AS OF DECEMBER 31, 2019	$35,047,515	-	-	-	-	$-	-	$-	$-	$-	$35,047,515	$3,554,731	$38,602,246.00
Retroactive Application of Recapitalization (1)	(35,047,515)	-	-	22,388,322	-	-	-	-	38,602,246	-	3,554,731	(3,554,731)	-
Balance at December 31, 2019, After Effect of Retroactive Application of Recapitalization (1)	-	-	-	22,388,322	-	-	-	-	38,602,246	-	38,602,246	-	38,602,246
Net Loss	-	-	-	-	-	-	-	-	-	(8,795,269)	(8,795,269)	-	(8,795,269)
Distributions (1)	-	-	-	-	-	-	-	-	(24,574)	-	(24,574)	-	(24,574)
Share based compensation from Options	-	-	-	-	-	-	-	-	1,317,812	-	1,317,812	-	1,317,812
Issuance for Business Acquisition (1)	-	-	-	1,004,676	-	-	-	-	3,095,642	-	3,095,642	-	3,095,642
Cancellation of Shares for Issuance of Convertible Debt (1)	-	-	-	(201,435)	-	-	-	-	(1,750,000)	-	(1,750,000)	-	(1,750,000)
BALANCE AS OF JUNE 30, 2020	$-	-	-	23,191,563	-	$-	-	$-	$41,241,126	$(8,795,269)	$32,445,857	$-	$32,445,857

BALANCE AS OF DECEMBER 31, 2020 As previously Reported	$-	-	-	-	205,900,164	$2,059	32,295,270	$323	$42,932,020	$(16,659,478)	$26,274,924	$-	$26,274,924
Retroactive Application of Recapitalization (1)	-	-	-	23,191,563	(205,900,164)	(2,059)	(32,295,270)	(323)	2,382	-	-	-	-
Balance at December 31, 2020, After Effect of Retroactive Application of Recapitalization (1)	-	-	-	23,191,563	-	-	-	-	42,934,402	(16,659,478)	26,274,924	-	26,274,924
Net Loss	-	-	-	-	-	-	-	-	-	(17,870,514)	(17,870,514)	-	(17,870,514)
Share-Based Compensation from Options and RSU's	-	-	-	-	-	-	-	-	2,205,524	-	2,205,524	-	2,205,524
Share-Based Compensation from Common Shares (1)	-	-	-	48,682	-	-	-	-	225,000	-	225,000	-	225,000
Issuance for Business Acquisition (1)	-	-	-	731,369	-	-	-	-	3,380,278	-	3,380,278	-	3,380,278
Issuance for Conversion of Convertible Debt (1)	-	-	-	646,096	-	-	-	-	1,925,000	-	1,925,000	-	1,925,000
Preferred Shares of Subsidiary Issued for Conversion of Debt (1)	-	-	-	-	-	-	-	-	31,288,392	-	31,288,392	-	31,288,392
Derivative Liability Reclassed to Equity Upon Conversion of Debt	-	-	-	-	-	-	-	-	6,722,000	-	6,722,000	-	6,722,000
Issuance for Conversion of Preferred Shares (1)	-	-	-	2,512,295	-	-	-	-	-	-	-	-	-
Issuance for Exercise of Warrants (1)	-	-	-	160,149	-	-	-	-	-	-	-	-	-
Issuance for Exercise of Options	-	-	525,039	-	-	-	-	-	88,654	-	88,654	-	88,654
Reclass to Share Payable	-	-	-	-	-	-	-	-	(2,756,830)	-	(2,756,830)	-	(2,756,830)
Shares issued in Business Combination for Cash	-	4,754,979	22,335,908	-	-	-	-	-	116,675,330	-	116,675,330	-	116,675,330
Distributions	-	-	-	-	-	-	-	-	(20,033)	-	(20,033)	-	(20,033)
BALANCE AS OF JUNE 30, 2021	$-	4,754,979	22,860,947	27,290,154	-	$-	-	$-	$202,667,717	$(34,529,992)	$168,137,725	$-	$168,137,725

(1)	Amounts shown have been retroactively restated to give effect to the recapitalization transaction at a rate of 1 to10.27078 GH Group Share.

The accompanying notes are an integral part of these unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2021 and 2020

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(17,870,514)	$(8,795,269)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Deferred Tax (Recovery) Expense	(277,247)	200,643
Interest Capitalized to Notes Payable	1,426,933	136,037
Interest Income Capitalized to Principal Balance	(32,085)	(61,789)
Depreciation and Amortization	1,462,856	1,148,519
Loss on Investments	284,258	74,908
Loss on Disposition of Subsidiary	6,070,902	-
Loss on Extinguishment of Debt	-	389,056
Non-Cash Operating Lease Costs	314,699	494,480
Accretion of Debt Discount and Loan Origination Fees	760,226	351,428
(Gain) Loss on Change in Fair Value of Derivative Liabilities	(825,000)	936,988
Share-Based Compensation	2,430,524	1,317,812
Changes in Operating Assets and Liabilities:
Accounts Receivable	2,598,358	(963,549)
Prepaid Expenses and Other Current Assets	(2,022,671)	(570,329)
Inventory	(4,361,105)	(1,297,146)
Other Assets	334,367	(110,278)
Accounts Payable and Accrued Liabilities	3,622,009	315,675
Cash Payments - Operating Lease Liabilities	(314,676)	(420,329)
Income Taxes Payable	4,057,559	1,560,934
Other Non-Current Liabilities	397,311	124,857
NET CASH USED IN OPERATING ACTIVITIES	(1,943,296)	(5,167,352)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of Property and Equipment	(1,742,031)	(2,445,851)
Issuance of Note Receivable	-	(1,140,000)
Purchase of Investments	(472,500)	(2,162,066)
Distributions Received from Equity Method Investments	230,229	131,660
Cash Paid for Business Acquisition, Net of Cash and Cash Equivalents Acquired	(284,028)	(81,522)
NET CASH USED IN INVESTING ACTIVITIES	(2,268,330)	(5,697,779)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the Issuance of Notes Payable, Third Parties and Related Parties	10,512,820	11,076,042
Payments on Notes Payable, Third Parties and Related Parties	(940,395)	(166,588)
Cash Received upon Issuance of Equity	124,404,318	-
Distributions - Controlling and Non-Controlling Interest	(20,033)	(24,574)
NET CASH PROVIDED BY FINANCING ACTIVITIES	133,956,710	10,884,880

NET INCREASE IN CASH AND CASH EQUIVALENTS	129,745,084	19,749
Cash and Cash Equivalents, Beginning of Period	4,535,251	2,631,886
CASH AND CASH EQUIVALENTS, END OF PERIOD	$134,280,335	$2,651,635

The accompanying notes are an integral part of these unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2021 and 2020

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

	2021	2020
SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION
Cash Paid for Interest	$174,374	$148,875
Cash Paid for Taxes	$35,829	$10,200
Non-Cash Investing and Financing Activities:
Net Assets Acquired From an Acquisition, Excluding Cash Acquired	$5,709,615	$7,902,973
Proceeds Deposited Into Escrow Account	$2,029,932	$-
Purchase of Property and Equipment from Proceeds of Note Payable, Third Parties	$255,757	$-
Conversion of Convertible Debt and Derivative Liabillity to Equity	$39,935,392	$-
Cancellation of Shares for Issuance of Convertible Debt	$-	$1,750,000
Recognition of Right-of-Use Assets for Operating Leases	$1,160,730	$1,182,942
Acquisition of Non-Controlling Interest Upon Roll - Up	$-	$3,554,731
Derivative Liability Incurred Upon Issuance of Convertible Debt	$182,000	$4,959,337
Shares Payable to Vested Option Holders	$2,756,830	$-
Contingent Earnout Recorded as a liability	$7,640,334	$-

The accompanying notes are an integral part of these unaudited Condensed Interim Consolidated Financial Statements.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.            NATURE OF OPERATIONS

Glass House Brands Inc. (the “Company”), formerly known as Mercer Park Brand Acquisition Corp., was incorporated under the Business Corporations Act (British Columbia) on April 16, 2019. The Company is a vertically integrated cannabis company that operates in the state of California. The Company cultivates, manufactures, and distributes cannabis consumer packaged goods primarily to third-party retail stores in the state of California. The Company also owns and operates retail cannabis stores in the state of California. The Company’s Subordinate Voting Equity Shares and Warrants are listed on the Aequitas NEO exchange, trading under the symbol “GLAS.A.U” and “GLAS.WT.U”. The head office and principal address of the Company is 3645 Long Beach Boulevard, Long Beach, California 90807. The Company’s registered recorded office is 666 Burrard Street, Suite 1700 Park Place. Vancouver, British Columbia Canada V6C 2X8.

On January 31, 2020, pursuant to an Agreement and Plan of Merger (and various Securities Exchange Agreements) (the “Roll-Up Agreements”), a roll-up transaction (“Roll-up”) was consummated whereby the assets and liabilities of a combined group of investment fund entities were merged with and into GH Group, Inc., formerly known as California Cannabis Enterprises, Inc. (“GH Group”), whereby GH Group now owns and controls the assets from such entities previously merged into GH Group.

Reverse recapitalization

On June 29, 2021, Mercer Park Brand Acquisition Corp. consummated its qualifying transaction (the “Business Combination”) contemplated by an Agreement and Plan of Merger dated as of April 8, 2021, as amended, pursuant to which Mercer Park Brand Acquisition Corp. acquired indirectly 100% of the common equity interests of GH Group, i.e., the Class A and Class B common shares outstanding as well as assuming all outstanding warrants and incentive stock options of GH Group. As a result of the Business Combination, GH Group’s shareholders became the controlling shareholders of the Company. The Business Combination was effectuated by a reverse merger of a merger subsidiary of the Company’s subsidiary with GH Group, with GH Group as the surviving corporation and a majority-owned subsidiary of the Company’s subsidiary. GH Group is considered the acquirer for accounting and financial reporting purposes and the Business Combination is treated as a recapitalization of GH Group. Concurrent with the closing of the Business Combination, Mercer Park Brand Acquisition Corp. changed its name to Glass House Brands Inc.

Upon closing of the Business Combination, the Company indirectly acquired all of the issued and outstanding securities of GH Group with the exception of GH Group’s Preferred Shares resulting in an aggregate of 50,151,101 Subordinate Voting Shares (including Exchangeable Shares on an as-exchanged basis) of the Company issued and outstanding. The Company also issued 4,754,979 Multiple Voting Shares to certain founders of GH Group. In addition, 28,489,500 of the warrants previously issued and outstanding from Mercer Park Brand Acquisition Corp. were assumed and remain outstanding. Of the 50,151,101 Subordinate Voting Shares and (including Exchangeable Shares on an as-exchanged basis) issued and outstanding from the Business Combination, 731,360 Exchangeable shares are held in escrow pending any working capital adjustments. Additionally, 1,008,975 Subordinate Voting Shares related to the sponsors of Mercer Park Brand Acquisition Corp. were locked up by the Company. These shares are to be released from the lockup restrictions based upon the amount of cash raised by the Company from certain debt and equity financings through June 2023. As of June 30, 2020, the Company released 392,819 Subordinate Voting Shares that were originally subject to lock up restrictions. Additional earnout payments consisting of up to an additional 6,306,095 of the Company’s Subordinate Voting shares are issuable to the sponsors of Mercer Park Brand Acquisition Corp. and all holders of record of the Company’s Subordinate Voting Shares, the Company subsidiary’s Exchangeable Shares, vested stock options and vested RSUs as of June 29, 2021 if the Company’s Subordinate Voting Shares meet certain share price targets through June 2023. In the event that the cash raised by Company and Subordinate Voting share price targets are not met, the earnout payments will be forfeited.

GH Group, Inc. was deemed the accounting acquirer in the Business Combination based on an analysis of the criteria outlined in Accounting Standards Codification ("ASC") 805. This determination was primarily based on GH Group’s stockholders prior to the Business Combination having a majority of the voting interests in the Company following the closing of the Business Combination, GH Group’s operations comprising the ongoing operations of the Company, GH Group’s designees comprising a majority of the board of directors of Company, and GH Group’s senior management comprising the senior management of the Company. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of GH Group issuing stock for the net assets of Mercer Park Brand Acquisition Corp., accompanied by a recapitalization. The net assets of Mercer Park Brand Acquisition Corp. are stated at historical cost, with no goodwill or other intangible assets recorded.

While Mercer Park Brand Acquisition Corp. was the legal acquirer in the Business Combination, because GH Group was deemed the accounting acquirer, the historical financial statements of GH Group became the historical financial statements of the Company upon the consummation of the Business Combination. As a result, the financial statements included in this report reflect (i) the historical operating results of GH Group prior to the Business Combination; (ii) the combined results of the Company and GH Group following the closing of the Business Combination; (iii) the assets and liabilities of GH Group at their historical cost; and (iv) the Company’s equity structure before and after the Business Combination.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

1.            NATURE OF OPERATIONS (Continued)

In accordance with applicable guidance, the equity structure of the Company has been restated in all comparative periods to reflect the number of Subordinate Voting Shares (including Exchangeable Shares on an as-exchanged basis) issued to GH Group’s shareholders in connection with the Business Combination on the statement of changes in shareholders equity and the footnotes to the consolidated financial statements. As such, the shares and corresponding capital amounts and earnings per share related to GH Group, Inc.’s Class A and B common shares prior to the Business Combination have been retroactively restated as shares reflecting an exchange ratio of 10.27078 shares established in the Business Combination Agreement.

COVID-19

In March 2020, a global pandemic was declared by the World Health Organization related to the rapidly growing outbreak of a novel strain of coronavirus, COVID-19. The pandemic is having an unprecedented impact on the U.S. economy as federal, state and local governments react to this public health crisis, which has created significant uncertainties. The Company is unable to currently quantify the economic effect, if any, on the Company’s results of operations.

These developments could have a material adverse impact on the Company’s revenues, results of operations and cash flows. This situation is rapidly changing and additional impacts to the Company’s business may arise that the Company is not aware of currently. The ultimate magnitude and duration of COVID-19, including the extent of its overall impact on the Company’s results of operations, financial position, liquidity or capital resources cannot be reasonably estimated at this time.

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and critical estimates applied by the Company in these Unaudited Condensed Interim Consolidated Financial Statements are the same as those applied in the Company’s audited Consolidated Financial Statements and accompanying notes for the year ended December 31, 2020 which can be found on Mercer Park Brand Acquisition Final Long form Prospectus filed on Sedar.com on May 7, 2021, unless otherwise disclosed in these accompanying notes to the Unaudited Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2021.

Basis of Preparation

The accompanying Unaudited Condensed Interim Consolidated Financial Statements have been prepared on a going concern basis in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. The Unaudited Condensed Interim Consolidated Financial Statements include the accounts and operations of the Company and those of the Company’s subsidiaries in which the Company has a controlling financial interest, if any, after elimination of intercompany accounts and transactions. Investments in entities in which the Company has significant influence, but less than a controlling financial interest, are accounted for using the equity method. All intercompany transactions and balances have been eliminated in consolidation. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation of the consolidated financial position of the Company as of June 30, 2021 and December 31, 2020, the consolidated results of operations for the three and six months ended June 30, 2021 and 2020, and cash flows for the six months ended June 30, 2021 and 2020 have been included.

The accompanying Unaudited Condensed Interim Consolidated Financial Statements do not include all of the information required for full annual financial statements. Accordingly, certain information, footnotes and disclosures normally included in the annual financial statements, prepared in accordance with GAAP, have been condensed or omitted. The financial data presented herein should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2020, and the related notes thereto, and have been prepared using the same accounting policies described therein.

Basis of Consolidation

These Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020 include the accounts of the Company, its wholly-owned subsidiaries and entities over which the Company has control as defined in ASC 810. Subsidiaries over which the Company has control are fully consolidated from the date control commences until the date control ceases. Control exists when the Company has ownership of a majority voting interest, and, therefore, as a general rule ownership by one reporting entity, directly or indirectly, of more than fifty percent of the outstanding voting securities of another entity. In assessing control, potential voting rights that are currently exercisable are considered.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

2.            SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Functional Currency

The Company and its subsidiaries’ functional currency, as determined by management, is the United States (“U.S.”) dollar. These Unaudited Condensed Interim Consolidated Financial Statements are presented in U.S. dollars as this is the primary economic environment of the group.

Loss per Share

The Company calculates basic loss per share by dividing net loss by the weighted-average number of Subordinate Voting Shares (including Exchangeable Shares on an as-exchanged basis) outstanding during the period. Diluted loss per share is determined by adjusting profit or loss attributable to Company shareholders and the weighted-average number of Subordinate Voting Shares (including Exchangeable Shares on an as-exchanged basis) outstanding, for the effects of all dilutive potential Subordinate Voting Shares, the Company takes into account all convertible debentures, warrants and stock options issued.

Recently Adopted Accounting Standards

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” (“ASU 2019-12”), which eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Company adopted ASU 2019-12 on January 1, 2021. The adoption of the standard did not have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

In January 2020, the FASB issued ASU 2020-01, “Investments—Equity Securities (Topic 321)”, “Investments—Equity Method and Joint Ventures (Topic 323)”, and “Derivatives and Hedging (Topic 815)” (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The Company adopted ASU 2020-01 on January 1, 2021. The adoption of the standard did not have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

In August 2020, the FASB issued ASU 2020-06, “Debt — Debt With Conversion and Other Options (Subtopic 470-20)” and “Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity”, which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. ASU 2020-06 is effective for the Company for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Adoption is applied on a modified or full retrospective transition approach. The Company early adopted ASU 2020-06 on January 1, 2021. The adoption of the standard did not have a material impact on the Company’s Unaudited Condensed Interim Consolidated Financial Statements.

3.            CONCENTRATIONS OF BUSINESS AND CREDIT RISK

The Company maintains cash at its physical locations, which are not currently insured and cash with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition and results of operations. As of June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020, the Company has not experienced any losses with regards to its cash balances.

The Company provides credit in the normal course of business to customers located throughout California. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, and other information. There were one (2021) and two (2020) customers for the three months ended June 30, 2021 and 2020 that comprised 27% and 37%, respectively, of the Company’s revenues. There were one (2021) and two (2020) customers for the six months ended June 30, 2021 and 2020 that comprised 28% and 34%, respectively, of the Company’s revenues. As of June 30, 2021, one of these customers had a balance due to the Company of $1,676,083. As of December 31, 2020, there were two customers that comprised 37% of the Company’s revenues, these customers had balances due the Company $4,053,718.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

4.            INVENTORY

As of June 30, 2021 and December 31, 2020, inventory consists of the following:

	2021	2020
Raw Materials	$3,897,025	$4,109,434
Work-in-Process	5,463,099	1,793,094
Finished Goods	2,210,272	963,474
Total Inventory	$11,570,396	$6,866,002

5.            INVESTMENTS

The Company has various investments in entities in which it holds a significant but non-controlling interest through voting equity or through representation on the entities’ board of directors or equivalent governing bodies. Accordingly, the Company was deemed to have significant influence resulting in equity method accounting.

As of June 30, 2021, activity related to investments consist of the following:

		NRO
	LOB Group,	Management,	SoCal Hemp		5042 Venice,	Lompoc TIC,
	Inc.	LLC	JV, LLC	ICANN, LLC	LLC	LLC	TOTAL
Fair Value as of December 31, 2020	$2,809,412	$2,336,713	$1,058,778	$2,045,309	$2,222,695	$228,961	$10,701,868
Additions	-	-	472,500	-	-		472,500
Distributions	-	-	-	-	(133,329)	(96,900)	(230,229)
Reclass of Investment for Acquisition	-	-	-	(2,045,309)	-	-	(2,045,309)
Income (Loss) on Equity Method Investments	64,389	(83,700)	(445,266)	-	121,740	58,579	(284,258)
Fair Value as of June 30, 2021	$2,873,801	$2,253,013	$1,086,012	$-	$2,211,106	$190,638	$8,614,572

During the three and six months ended June 30, 2021, the Company recorded net losses from equity method investments of $285,646 and $284,258, respectively. During the three and six months ended June 30, 2020, the Company recorded net losses from equity method investments of $55,711 and $74,908, respectively. These investments are recorded at the amount of the Company’s investment and as adjusted for the Company’s share of the investee’s income or loss, and dividends paid.

6.            PROPERTY, PLANT AND EQUIPMENT

As of June 30, 2021 and December 31, 2020, property, plant and equipment consist of the following:

	2021	2020
Land	$8,966,874	$8,966,874
Buildings	11,211,573	11,211,573
Furniture and Fixtures	327,652	44,519
Leasehold Improvements	8,564,744	7,475,295
Equipment and Software	5,004,533	4,502,869
Construction in Progress	571,600	315,306
Total Property, Plant and Equipment	34,646,976	32,516,436
Less Accumulated Depreciation	(6,446,706)	(5,324,409)
Property, Plant and Equipment, Net	$28,200,270	$27,192,027

For the three months ended June 30, 2021 and 2020, the Company recorded depreciation expense of $698,902 and $547,814, respectively. For the six months ended June 30, 2021 and 2020, the Company recorded depreciation expense of $1,371,689 and $1,061,186, respectively.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

7.            DISPOSITION OF SUBSIDARY

On March 3, 2021, the Company entered into an agreement to assign all of its membership interests in Field Investment Co., LLC (“Field Investment Co.”), a subsidiary and Field Investment Co.’s subsidiaries Field Taste Matters, Inc., ATES Enterprises, LLC, and Zero One Seven Management, LLC for de minimis consideration to an unrelated party. On the same day, the Company immediately divested itself of Field Investment Co. and recognized a loss on disposition of a subsidiary in the amount of $6,070,902.

The subsidiary disposed of does not qualify as a discontinued operation in accordance with ASC 205, "Discontinued Operations”.

The net assets of the subsidiary that was disposed of consists of the following:

ASSETS:
Accounts Receivable, Net	$21,067
Prepaid Expenses and Other Current Assets	411,219
Operating Lease Right-of-Use Assets, Net	976,417
Property, Plant and Equipment, Net	310,501
Intangible Assets, Net	3,727,500
Goodwill	2,095,918
Other Assets	95,419
TOTAL ASSETS	$7,638,041
LIABILITIES:
Accounts Payable and Accrued Liabilities	$473,500
Operating Lease Liabilities	1,051,588
Notes Payable	42,051
TOTAL LIABILITIES	$1,567,139
NET ASSETS DISPOSED	$6,070,902

8.            BUSINESS ACQUISITIONS

On January 1, 2021, the Company completed an acquisition of 100% of the equity interests of iCANN, LLC dba Farmacy Berkeley (“iCANN”) a licensed retail cannabis company located in Berkeley, California. Pursuant to the terms of the merger agreement between a subsidiary of the Company and iCANN, the following occurred: (i) the Company elected to convert an earlier issued convertible note with an unpaid principal amount of $2,000,000 and accrued interest of $45,309 into equity interests of iCANN; (ii) the Company paid $400,000 in cash to four founder-holders of iCANN equity interests: (iii) the Company issued 731,369 Exchangeable Shares to holders of iCANN equity interests; and (iv) $42,956 in cash to the remaining holders of iCANN equity interests who were not accredited investors. In addition, the Company granted 48,682 Exchangeable Shares to various consultants as a finder’s fee. During the six months ended June 30, 2021, the Company recorded $225,000 in share-based compensation associated with grants to founder-holders.

The purchase price allocations for the business acquisition, as set forth in the table below, reflect various preliminary fair value estimates and analyses that are subject to change within the measurement period as valuations are finalized. The primary areas of the preliminary purchase price allocations that are not yet finalized relate to the fair values of certain tangible assets, the valuation of intangible assets acquired and residual goodwill. The Company expects to continue to obtain information to assist in determining the fair value of the net assets acquired at the acquisition date during the measurement period. Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could be affected. All the acquisitions noted below were accounted for in accordance with ASC 805, “Business Combinations”.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

8.            BUSINESS ACQUISITIONS (Continued)

Preliminary allocation of purchase price of business acquisitions completed during the six months ended June 30, 2021 are as follows:

Total Consideration
Cash	$442,956
Equity Investment Converted	2,045,309
Fair Value of Equity Issued	3,380,278
Total Consideration	$5,868,543

Net Assets Acquired (Liabilities Assumed)
Current Assets	$562,221
Operating Right-of-Use Asset	1,160,730
Property, Plant and Equipment	692,645
Deferred Tax Assets, Net	(209,466)
Current Liabilities Assumed	(922,745)
Long-Term Liabilities Assumed	(1,113,584)
Intangible Assets:
Intellectual Property	600,000
Dispensary License	2,900,000
Total Intangible Assets	3,500,000
Total Identifiable Net Assets Acquired (Net Liabilities Assumed)	3,669,801
Goodwill (1)	2,198,742
Total Net Assets Acquired	$5,868,543
Pro Forma Revenues (2)	n/a
Pro Forma Net Loss (2)	n/a

(1)            Goodwill arising from acquisitions represent expected synergies, future income and growth, and other intangibles that do not qualify for separate recognition. Generally, goodwill related to dispensaries acquired within a state adds to the footprint of the Company’s dispensaries within the state, giving the Company’s customers more access to the Company’s branded stores. Goodwill related to cultivation and wholesale acquisitions provide for lower costs and synergies of the Company’s growing and wholesale distribution methods which allow for overall lower costs.

(2)	As the acquisition was completed on January 1, 2021, no pro forma information is required.

9.            INTANGIBLE ASSETS

As of June 30, 2021 and December 31, 2020, intangible assets consist of the following:

	2021	2020
Definite Lived Intangible Assets
Intellectual Property	$790,000	$940,000
Total Definite Lived Intangible Assets	790,000	940,000
Less Accumulated Amortization	(129,667)	(201,000)
Definite Lived Intangible Assets, Net	660,333	739,000
Indefinite Lived Intangible Assets
Cannabis Licenses	4,300,000	4,540,000
Total Indefinite Lived Intangible Assets	4,300,000	4,540,000
Total Intangible Assets, Net	$4,960,333	$5,279,000

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

9.            INTANGIBLE ASSETS (Continued)

For the three months ended June 30, 2021 and 2020, the Company recorded amortization expense related to intangible assets of $39,500 and $50,500, respectively. For the six months ended June 30, 2021 and 2020, the Company recorded amortization expense related to intangible assets of $91,167 and $87,333, respectively.

The following is the future minimum amortization expense to be recognized for the years ended December 31:

December 31:
2021 (remaining)	$79,000
2022	158,000
2023	158,000
2024	145,333
2025	120,000
Total Future Amortization Expense	$660,333

10.            GOODWILL

As of June 30, 2021 and December 31, 2020, goodwill was $4,918,823 and $4,815,999, respectively. See “Note 7 – Disposition of Subsidiary” and “Note 8 – Business Acquisitions” for further information.

Goodwill is assigned to the reporting unit, which is the operating segment level or one level below the operating segment. Goodwill arises when the purchase price for acquired businesses exceeds the fair value of tangible and intangible assets acquired less assumed liabilities. Goodwill is reviewed annually for impairment or more frequently if impairment indicators arise. The goodwill impairment test consists of one step comparing the fair value of a reporting unit with its carrying amount. The amount by which the carrying amount exceeds the reporting unit’s fair value is recognized as a goodwill impairment loss. The Company conducts its annual goodwill impairment assessment as of the last day of the fiscal year.

11.            ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As of June 30, 2021 and December 31, 2020, accounts payable and accrued liabilities consist of the following:

	2021	2020
Accounts Payable	$5,433,238	$2,583,910
Accrued Liabilities	2,019,448	1,082,980
Accrued Payroll and Related Liabilities	1,316,358	1,724,921
Income Taxes Payable	9,007,037	4,740,003
Sales Tax and Cannabis Taxes	1,825,779	1,178,904
Total Accounts Payable and Accrued Liabilities	$19,601,860	$11,310,718

The Company offers a customer loyalty rewards program that allows members to earn discounts on future purchases. Unused discounts earned by loyalty rewards program members are included in accrued liabilities and recorded as a sales discount at the time a qualifying purchase is made. The value of points accrued as of June 30, 2021 and December 31, 2020 was approximately $483,000 and $1,007,000, respectively.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

12.            DERIVATIVE LIBILITIES

During the six months ended June 30, 2021 and the year ended December 31, 2020, the Company issued convertible debt to third parties and related parties, see Note 14 and Note 15, respectively. Upon the analysis of the conversion feature of the convertible debt under ASC 815, the Company determined that the conversion features are to be accounted as derivative liabilities. The Company valued the conversion feature using the Binomial Lattice Model using the following level 3 inputs:

	2021*	2020
Weighted-Average Risk Free Annual Rate	0.25%	0.82%
Weighted-Average Average Probability at Maturity	0.00%	0.31%
Weighted-Average Average Probability Before Maturity	100.00%	59.00%
Weighted-Average Average Probability at Change of Control	0.00%	33.00%
Weighted-Average Expected Annual Dividend Yield	0.0%	9.0%
Weighted-Average Expected Stock Price Volatility	0.0%	70.9%
Weighted-Average Expected Life in Years	-	2.28
* represents inputs immedaitely prior to the conversion on June 29, 2021

A reconciliation of the beginning and ending balance of derivative liabilities and change in fair value of derivative liabilities as of June 30, 2021 and December 31, 2020 is as follows:

	2021	2020
Balance at Beginning of Period	$7,365,000	$-
Derivative Liability Incurred Upon Issuance of Convertible Debt	182,000	7,113,337
Change in Fair Value	(825,000)	251,663
Reclassed to Equity Upon Conversion of Debt	(6,722,000)	-
Balance at End of Period	$-	$7,365,000

Derivative liabilities are included in current liabilities as the holders of the convertible notes can convert at any time.

During the six months ended June 30, 2021, the Company converted all its convertible debt with derivative conversion features to Preferred Shares. As a result, the Company fair valued the derivative through the date of conversion. The remaining derivative balance was reclassed to shareholders equity upon conversion of the related convertible debt, see Note 14 and Note 15 for further information. Management views that conversions of debt with bifurcated conversion features that are deemed derivatives should accounted under the conversion accounting model. As a result of the conversion of debt and relief of the derivative conversion feature, the Company recognized no loss on extinguishment of debt or additional amortization of debt discount as the conversion of the debt was executed under the original terms of the agreement as required under ASC 470 “Debt”.

13.            LEASES

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and accrued obligations under operating lease (current and non-current) liabilities in the Unaudited Condensed Interim Consolidated Balance Sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets are classified as a finance lease or an operating lease. The Company classifies a lease as an operating lease when it does not meet any criteria of a finance lease as set forth by ASC 842.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Most operating leases contain renewal options that provide for rent increases based on prevailing market conditions. The Company has lease extension terms at its properties that have either been extended or are reasonably certain to be extended. The terms used to calculate the lease liabilities and ROU assets for these properties include the renewal options that the Company is reasonably certain to exercise.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

13.            LEASES (Continued)

The Company leases land, buildings, equipment and other capital assets which it plans to use for corporate purposes and the production and sale of cannabis products. Leases with an initial term of 12 months or less are not recorded on the Unaudited Condensed Interim Consolidated Balance Sheets and are expensed in the Unaudited Condensed Interim Consolidated Statements of Operations on the straight-line basis over the lease term.

The below are the details of the lease cost and other disclosures regarding the Company’s leases for the three and six months ended June 30, 2021 and 2020:

	Three Months Ended		Six Months Ended
	2021	2020	2021	2020
Operating Lease Cost	$128,035	$236,578	$314,699	$494,480
Short-Term Lease Costs	128,229	176,935	250,982	241,423
Total Lease Expenses	$256,264	$413,513	$565,681	$735,903

	Six Months Ended
Cash Paid for Amounts Included in the Measurement of Lease Liabilities:	2021	2020
Operating Cash Flows from Operating Leases	$314,676	$420,329
Non-Cash Additions to Right-of-Use Assets and Lease Liabilities:
Recognition of Right-of-Use Assets for Operating Leases	$1,160,730	$1,182,942

The weighted-average remaining lease term and discount rate related to the Company’s operating lease liabilities as of June 30, 2021 were 8 years and 17.00%, respectively. The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes its secured borrowing rate. ROU assets include any lease payments required to be made prior to commencement and exclude lease incentives. Both ROU assets and lease liabilities exclude variable payments not based on an index or rate, which are treated as period costs. The Company’s lease agreements do not contain significant residual value guarantees, restrictions or covenants. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

Future minimum operating lease payments under non-cancelable operating leases as of June 30, 2021 is as follows:

December 31:	Third Parties	Related Parties	Total
2021 (remaining)	$120,000	$194,968	$314,968
2022	240,000	393,127	633,127
2023	240,000	396,783	636,783
2024	240,000	393,596	633,596
2025	240,000	320,004	560,004
Thereafter	1,220,000	880,011	2,100,011
Total Future Minimum Lease Payments	2,300,000	2,578,489	4,878,489
Less Imputed Interest	(1,152,221)	(1,034,639)	(2,186,860)

Total Amount Representing Present Value	1,147,779	1,543,850	2,691,629
Less Current Portion of Operating Lease Liabilities	(52,223)	(145,378)	(197,601)
Operating Lease Liabilities, Net of Current Portion	$1,095,556	$1,398,472	$2,494,028

The Company leases certain business facilities from related parties and third parties under non-cancellable operating lease agreements that specify minimum rentals. The operating leases require monthly payments ranging from $2,700 to $27,000 and expire through September 2028. Certain lease monthly payments may escalate up to 5.0% each year. In such cases, the variability in lease payments are included within the current and noncurrent operating lease liabilities.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.            NOTES PAYABLE

As of June 30, 2021 and December 31, 2020, notes payable consist of the following:

	2021		2020
Note payable maturing in June 2021, bearing interest at 7.00 percent per annum.
	$-	(i)	343,435
Note payable maturing in December 2020, bearing interest at 8.00 percent per annum.	-	(ii)	212,821
Convertible notes payable maturing in February 2023, bearing interest at 8.00 percent per annum.	-	(iii)	20,790,514
Funds raised for Series A Preferred Stock financing. Recorded as debt bearing interest at 15.00 percent per annum prior to close of financing.	-	(iv)	-
Other - Vehicle Loans	251,943		44,931
Total Notes Payable	251,943		21,391,701
Less Unamortized Debt Issuance Costs and Loan Origination Fees	-		(5,421,622)
Net Amount	$251,943		$15,970,079
Less Current Portion of Notes Payable	(34,950)		(601,187)
Notes Payable, Net of Current Portion	$216,993		$15,368,892

(i)	During the year ended December 31, 2017, the Company issued debt to an unrelated third party for working capital needs in the amount of $2,000,000. The debt matures in June 2021 and bears interest at 7.00 percent per year. The balance was fully paid during the six months ended June 30, 2021.

(ii)	During the year ended December 31, 2019, the Company issued debt to an unrelated third party for working capital needs in the amount of $377,658. The debt matured in December 2020 and bears interest at 7.00 percent per year. The balance was fully paid during the six months ended June 30, 2021.

(iii)	On January 8, 2020, the board of directors approved approximately $17,500,000 of private placement of Senior Convertible Notes. On January 4, 2021, the board of directors approved an increase of the Senior Convertible Notes offering to $22,599,844. The Senior Convertible Notes are automatically converted in the event of a Qualified Equity Financing (“QEF”) at the better of an 80% discount or a valuation cap of $250,000,000 or may be optionally converted at the election of the holder. The Senior Convertible Notes bear cash interest at a rate of 4.00 percent per year paid quarterly and generally accrue interest at a rate of 4.30 percent per year. The Senior Convertible Note holders were issued a security interest in the stock and membership interests held by the Company in its subsidiaries. On June 29, 2021, all principal and accrued interest under the Senior Convertible Notes were converted to Preferred Shares. See Note 12 and 16 for further details on aggregate shares issued and amounts.

(iv)	In March 2021, the Company began to raise a Series A Preferred Stock Financing round of $12,000,000. The Preferred Stock will carry an annual 15.0 percent cumulative dividend in year 1. During March 2021, the Company raised $7,625,000 from unrelated third parties recorded as debt. On June 29, 2021, all principal and accrued interest of such debt was converted to Preferred Shares. See Note 12 and 16 for further details on aggregate shares issued and amounts.

GLASS HOUSE BRANDS INC.
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts Expressed in United States Dollars Unless Otherwise Stated)

14.            NOTES PAYABLE (Continued)

Scheduled maturities of notes payable are as follows:

Principal
December 31:	Payments
2021 (remaining)	$16,139
2022	38,171
2023	40,433
2024	42,830
2025	45,368
Thereafter	69,002
Total Future Minimum Principal Payments	$251,943

15.            NOTES PAYABLE – RELATED PARTIES

As of June 30, 2021 and December 31, 2020, notes payable from related parties consist of the following:

	2021		2020
Convertible notes payable maturing in February 2023, bearing interest at 8.00 percent per annum.	$-	(i)	$2,049,037
Convertible note payable maturing in March 2023, bearing interest at 6.00 percent per annum.	-	(ii)	2,189,264
Total Notes Payable - Related Parties	-		4,238,301
Less Unamortized Debt Issuance Costs and Loan Origination Fees	-		(534,335)
Net Amount	$-		$3,703,966
Less Current Portion of Notes Payable - Related Parties	-		-
Notes Payable, Net of Current Portion - Related Parties	$-		$3,703,966

(i)	On January 8, 2020, the board of directors approved approximately $17,500,000 of private placement of Senior Convertible Notes. On January 4, 2021, the board of directors approved an increase of the Senior Convertible Notes offering to $22,599,844. The Senior Convertible Notes are automatically converted in the event of a Qualified Equity Financing (“QEF”) at the better of an 80% discount or a valuation cap of $250,000,000 or may be optionally converted at the election of the holder. The Senior Convertible Notes bear cash interest at a rate of 4% per year paid quarterly and generally accrue interest at a rate of 4.3% per year. The Senior Convertible Note holders were issued a security interest in the stock and membership interests held by the Company in its subsidiaries. On June 29, 2021, all principal and accrued interest under the Senior Convertible Notes were converted to Preferred Shares. See Note 12 and 16 for further details on aggregate shares issued and amounts.

(ii)	During the year ended December 31, 2018, Magu Farm LLC (“Magu Farm”) issued approximately $9,925,000 in secured promissory notes convertible into equity interests (collectively, the “Magu Farm Convertible Notes”) in Magu Investment Fund LLC (“Magu Investment Fund”) to certain lenders who are affiliates of shareholders of the Company (collectively, the “Magu Farm Lenders,” and individually, a “Magu Farm Lender”)

On October 7, 2019, Magu Farm and Magu Investment Fund notified each Magu Farm Lender of Magu Investment Fund’s intention to merge with and into the Company at the closing of the Roll-Up. Subsequent to such notification, effective as of October 7, 2019, each Magu Farm Lender other than Kings Bay Investment Company Ltd., a Cayman Islands company (“KBIC”), entered into a letter agreement pursuant to which such Magu Farm Lender, among other things, (a) converted its respective Magu Farm Convertible Note with an aggregate value of $8,000,000 into equity interests in Magu Investment Fund and (b) agreed to terminate both the Co-Lending Agreement and its respective security interest as defined in the agreement. All accrued and unpaid interest were paid prior to conversion. Effective March 1, 2020, KBIC assigned its balance of its respective Magu Farm Convertible Note (the “Kings Bay Note”) to Kings Bay Capital Management Ltd., a Cayman Islands company (“KBCM”).

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

15.	NOTES PAYABLE - RELATED PARTIES (Continued)

Effective as of April 10, 2020, KBCM and the Company entered into an Assignment, Novation and Note Modification Agreement and a Security Agreement, pursuant to which, among other things, (a) the Company assumed all of Magu Farm LLC’s rights, duties, liabilities and obligations under the Kings Bay Note, (b) the Kings Bay Note was modified, among other things, such that KBCM has the right to convert the Kings Bay Note into Class A Common Stock at the same conversion price accorded to the other Magu Farm Lenders, and (c) the obligations under the Kings Bay Note were secured by a pledge of the securities of the Company’s subsidiaries but expressly subordinated to the holders of the Senior Convertible Notes. As a result of the modification, the Company recorded a loss on extinguishment of debt due to modification for approximately $ 389,000 which is included as a component of other income, net in the accompanying Unaudited Condensed Interim Consolidated Statement of Operations. On June 29, 2021, all principal and accrued interest under the Kings Bay Note was converted to Preferred Shares, and the Kings Bay security interest was terminated by filing of a UCC-3 termination statement. See Note 16 for further details on shares issued and amount.

During the six months ended June 30, 2021, the Company issued a $2,000,000 promissory note to Beach Front Properties, LLC. The debt matures in February 2023 and bears interest at 15.00 percent per year. On June 29, 2021, all principal and accrued interest under such promissory note was converted to Preferred Shares. See Note 12 and 16 for further details on aggregate shares issued and amounts.

In March 2021, the Company began to raise a Series A Preferred Stock Financing round of $12,000,000. The Preferred Stock will carry an annual 15.00 percent cumulative dividend in year 1. During March 2021, the Company raised $2,125,000 from certain parties recorded as debt. On June 29, 2021, all principal and accrued interest from such debt was converted to Preferred Shares. See Note 12 and 16 for further details on aggregate shares issued and amounts.

16.	SHAREHOLDERS’ EQUITY

As of June 30, 2021, the authorized share capital of the Company is comprised of the following:

Authorized

Multiple Voting Shares

The Company is authorized to issue an unlimited number of Multiple Voting Shares without nominal or par value. Holders of Multiple Voting Shares will be entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Multiple Voting Shares are entitled to vote, each Multiple Voting Share will be entitled to 50 votes per Multiple Voting Share. Multiple Voting Shares are not entitled to dividends.

Subordinate Voting Shares

The Company is authorized to issue an unlimited number of Subordinate Voting Shares without nominal or par value. Holders of Subordinate Voting Shares will be entitled to receive notice of any meeting of shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares are entitled to vote separately as a class under the Business Corporations Act (British Columbia). On all matters upon which holders of Subordinate Voting Shares are entitled to vote, each Subordinate Voting Share will be entitled to one vote per Subordinate Voting Share.

Holders of Subordinate Voting Shares will be entitled to receive dividends out of the assets available for the payment or distribution of dividends at such times and in such amount and form as the board of directors of the Company may from time to time determine.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.	SHAREHOLDERS’ EQUITY (Continued)

Exchangeable Shares (MPB Acquisition Corp.)

Exchangeable Shares are shares issued by MPB Acquisition Corp., a wholly-owned subsidiary of the Company (“MPB”), and will entitle their holders to rights that are comparable to those rights attached to the Subordinate Voting Shares, except that (i) the Exchangeable Shares will have 1.1 votes per share (this will expire after one (1) year, after which they will have one vote per share), and (ii) the aggregate voting power of the Exchangeable Shares will not exceed 49.9% of the total voting power of all classes of shares of MPB. Until the Exchangeable Shares are exchanged for Subordinate Voting Shares, holders of Exchangeable Shares will not have the right to vote at meetings of the Company, though they will have the right to vote at meetings of the shareholders of MPB, including with respect to altering the rights of holders of any of the Exchangeable Shares, or if MPB. decides to take certain actions without fully protecting the holders of any of the Exchangeable Shares, or as otherwise required by law. The Exchangeable Shares will be exchangeable at any time, on a one-for-one basis, for Subordinate Voting Shares, at the option of the holder.

The Company treats the Exchangeable Shares as options with a value equal to a share of Subordinate Voting Shares, which represents the holder’s claim on the equity of the Company. In order to comply with certain contractual requirements of the RTO, the Company and MPB are required to maintain the economic equivalency of such Exchangeable Shares with the publicly traded Subordinated Voting Shares of the Company. This means the Exchangeable Shares are required to share the same economic benefits and retain the same proportionate ownership in the assets of the Company as the holders of the Company’s publicly traded Subordinated Voting Shares. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these consolidated financial statements due to (i) the fact that they are economically equivalent to the Corporation’s publicly traded Subordinated Voting Shares (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under US securities laws, but may dispose of the Exchangeable Shares without such restriction by exchanging them for Subordinate Voting Shares of the Company. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on earnings per share.

Preferred Shares (GH Group)

The authorized total number of Preferred Shares of GH Group is 50,000,000. As of June 30, 2019, there are 19,024,159 Preferred Shares issued and outstanding. Holders of Preferred Shares are entitled to notice of and to attend any meeting of the shareholders of GH Group but are not entitled to vote. The Preferred Shares do not carry any voting rights and include a 15% cumulative dividend rate, which is increased by 5% in the year following the first anniversary of the date of issuance. Dividends are payable when and if declared by the Board of Directors. The Preferred Shares have a conversion option to convert the Preferred Shares into Class A Common Stock of GH Group within 60 days after the issuance by the holder. In the event of a liquidation, voluntary or involuntary, dissolution or winding-up of the Company, the holders of the Preferred Shares outstanding are entitled to be paid out of the assets of the Company available for distribution to it stockholders, before any payment shall be made to the holders of Junior Securities an amount in cash equal to the aggregate Liquidation Value which is a) all Preferred Shares held, b) plus unpaid accrued and accumulated dividends on the Preferred Shares (declared or undeclared) c) divided by the fair market value of 1 Series A Common Stock at the conversion time. The Company has the right to redeem all or some of the Preferred Shares from a holder for an amount equal to the Liquidation Value and all unpaid accrued and accumulated dividends. Capitalized terms not defined in this paragraph shall have the meanings ascribed in GH Group’s Certificate of Designation.

Transactions prior to the Business Combination through June 30, 2020 (GH Group)

On January 31, 2020, pursuant to the Roll-Up Agreements, the Roll-Up was consummated whereby the assets and liabilities of a combined group of companies were rolled into GH Group through a series of mergers whereby GH Group now owns and controls the interest of all the entities previously combined. As a result of the Roll-Up, GH Group issued to the investors of the combined entities 22,388,322 Exchangeable Shares to certain GH Group Founder parties.

On February 11, 2020, GH Group issued 1,004,676 Exchangeable Shares valued at $3,095,642 related to an acquisition.

In February 2020, GH Group repurchased 201,435 Exchangeable Shares from an investor and issued as part of the Senior Convertible Notes in February 2020, $1,750,000 Senior Convertible Notes. The shares repurchased were simultaneously cancelled.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

16.	SHAREHOLDERS’ EQUITY (Continued)

Transactions prior to the Business Combination through June 29, 2021 (GH Group)

On January 1, 2021, GH Group issued 731,369 Exchangeable Shares valued at $3,380,278 related to an acquisition, see “Note 8 – Business Acquisitions”. In addition, GH Group issued an additional 48,682, Exchangeable Shares to brokers and consultants for the acquisition. The shares issued to brokers and consultants for the acquisition were recorded as share based compensation in the amount of $225,000.

In June 2021, GH Group issued 646,096 Exchangeable Shares in conversion of $1,925,000 in Senior Convertible Notes.

In June 2021, GH Group issued 160,149 Exchangeable Shares for the cashless exercise of 1,968,300 warrants.

Transactions Contemporaneous to the Business Combination between June 29, 2021 – June 30, 2021 (Glass House Brands, Inc.)

On June 29, 2021, contemporaneously with the Business Combination, the Company issued 4,754,979 Multiple Voting Shares to the founders of GH Group, Inc and issued 22,335,908 Subordinate Voting Shares to investors for approximately $124,409,000 in cash, net of fees but before the value of the earnout liability recorded of $7,640,334, see Note 20.

During the six months ended June 30, 2021, the Company through its GH Group, issued 38,806,009 Preferred Shares in connection with the Series A Preferred Stock financing and conversion of Senior Convertible Notes into Preferred Shares with an aggregate value of $31,288,392. In conjunction with these transactions, the Company issued 4,928,248, as converted, Company warrants with an exercise price of $10.00 per warrant which expire in June 2024. Simultaneously, Preferred Shareholders holding 19,024,159 Preferred Shares elected to convert their Preferred Shares to 2,512,295 Exchangeable Shares.

On June 29, 2021, holders of 5,392,564 vested options of GH Group exercised their vested options (some on a cashless basis and cash exercise) and were issued Subordinate Voting Shares. As a result, the Company issued 525,039 Subordinate Voting Shares.

17.	SHARE-BASED COMPENSATION

The Company has an equity incentive plan (the “Incentive Plan”) under which the Company may issue various types of equity instruments or instruments that track to equity, more particularly the Company’s Subordinate Voting Shares, to any employee, officers, consultants or directors. The types of equity instruments issuable under the Incentive Plan encompass, among other things, stock options, stock appreciation rights, restricted stock and or other awards (together, “Awards”). Share-based compensation expenses are recorded as a component of general and administrative. Compensation issuable under the Incentive Plan is governed by the policies and procedures promulgated by the Company’s Compensation, Nominating, and Governance Committee as adopted by the Board of Directors. The maximum number of Awards that may be issued under the Incentive Plan is 15% of the outstanding capitalization of the Company, including the Exchangeable Shares, as calculated using the treasury method. If an Award expires, becomes exercisable, or is cancelled, forfeited or otherwise terminated without having been exercised or settled in full, as the case may be, the shares allocable to the unexercised portion of the Award shall again become available for future grant or sale under the Incentive Plan (unless the Incentive Plan has terminated by its terms). Shares that have been issued under the Incentive Plan will result in additional capacity in the Incentive Plan. Granting and vesting of Awards will be determined by the Compensation Committee or the Board of Directors as applicable. The exercise price for options (if applicable) will generally not be less than the fair market value of the Award at the time of grant and will generally expire after 5 years.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

17.	SHARE-BASED COMPENSATION (Continued)

Stock Options

At the close of the Business Combination, GH Group had 31,417,654 outstanding vested options with a blended average exercise price of $0.23 and 29,474,324 outstanding unvested options with a blended average exercise price of $0.26. Incident to the close 5,392,564 options were exercised resulting in the issuance of 525,039 Subordinate Voting Shares.

Of the remaining options, the vested GH Group non-qualified stock options (“NQSOs”) were paid the net-value of their outstanding options at close by reserving 1,395,992 Subordinate Voting Shares to be issued on or before June 29, 2024. As these shares have not been issued and are payable on or before June 29, 2024, the Company reclassed out from equity to shares payable, $ 2,756,830. Unvested NQSOs were exchanged to restricted stock units (“RSUs”) of the Company on substantially similar terms to the NQSO grants equal to the net-value of such options at close using a share price of $10 and a GH Group Class A Common share value of $0.97 prior to close. As a result, the Company issued 1,047,838 RSUs.

Vested and unvested GH Group incentive stock options (“ISOs”) were exchanged for Company incentive stock options using an exchange ratio of 10.27 to 1. This resulted in the exchange of 21,112,030 ISO’s for 2,055,543 Company incentive stock options.

A reconciliation of the beginning and ending balance of stock options outstanding is as follows:

		Weighted-
	Number of	Average
	Stock Options	Exercise Price
Balance as of December 31, 2020	48,403,624	$0.22
Granted	12,604,612	$0.30
Forfeited	(296,345)	$0.24
Exercised	(5,392,564)	$0.26
Exchanged for Subordinate Shares	(19,320,931)	$0.26
Converted to RSU's	(14,886,359)	$0.26
Effect on Conversion related to the Business Combination	(19,056,494)	$0.28
Balance as of June 30, 2021	2,055,543	$2.69

The following table summarizes the stock options that remain outstanding as of June 30, 2021:

	Exercise		Stock Options	Stock Options
Security Issuable	Price	Expiration Date	Outstanding	Exercisable
Subordinate Voting Shares	$2.26	October 2024	976,925	-
Subordinate Voting Shares	$3.08	January 2025	37,832	-
Subordinate Voting Shares	$3.08	April 2025	148,381	-
Subordinate Voting Shares	$3.08	January 2026	892,405	-
			2,055,543	-

For the three and six months ended June 30, 2021 and year ended December 31, 2020, the fair value of stock options granted with a fixed exercise price was determined using the Black-Scholes option-pricing model with the following assumptions at the time of grant:

	2021	2020
Weighted-Average Risk-Free Annual Interest Rate	0.29%	0.31%
Weighted-Average Expected Annual Dividend Yield	0.0%	0.0%
Weighted-Average Expected Stock Price Volatility	84.6%	85.3%
Weighted-Average Expected Life in Years	4.00	4.00
Weighted-Average Estimated Forfeiture Rate	0.0%	0.0%

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

17.	SHARE-BASED COMPENSATION (Continued)

Stock price volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly-traded cannabis companies. The expected life represents the period of time that stock options granted are expected to be outstanding. The risk-free rate was based on United States Treasury zero coupon bond with a remaining term equal to the expected life of the options.

During the six months ended June 30, 2021 and year ended December 31, 2020, the weighted-average fair value of stock options granted was $0.31 and $0.18, respectively, per option. As of June 30, 2021 and December 31, 2020, stock options outstanding have a weighted-average remaining contractual life of 4.0.

For the three months ended June 30, 2021 and 2020, the Company recognized $887,277 and $761,120, respectively, in share-based compensation expense related to these stock options. For the six months ended June 30, 2021 and 2020, the Company recognized $2,268,739 and $1,317,812, respectively, in share-based compensation expense related to these stock options.

Restricted Stock Units

As previously noted, 1,047,838 RSU’s were issued for the exchange of 14,886,359 GH Group stock options prior to the Business Combination. An additional grant of 2,562,804 RSU’s were made to certain members of the Company’s management which vests over three years and are subject to accelerated vesting if certain performance metrics are achieved.

A reconciliation of the beginning and ending balance of restricted stock units outstanding is as follows:

Number of
Restricted
Stock
Balance as of December 31, 2020	-
Granted	2,562,804
Exchanged and Converted from Options	1,047,838
Balance as of June 30, 2021	3,610,642

During the three and six months ended June 30, 2021, the Company recognized $46,809 in stock-based compensation related to RSU’s. No stock-based compensation was recognized with regards to RSU’s for the three and six months ended June 30, 2020.

Stock Appreciation Right Units

During the six months ended June 30, 2021, the Company issued 230,752 stock appreciation right (“SAR”) units to various employees of the Company. The SAR units vest 33% one year after the grant date and the remaining 67% vest monthly over two years. Vested and exercised SAR units will receive cash in the amount of the units they exercise multiplied by the excess of the fair market value of the Company’s Subordinate Voting Share over the stated strike price of the SAR unit. As the SAR units are cash settled, the Company recognizes the value of the SAR units as liabilities which are included in accounts payable and accrued liabilities in the condensed interim consolidated balance sheet. As of June 30, 2021, the Company recorded a liability of approximately $251,000.

A reconciliation of the beginning and ending balance of SAR units outstanding is as follows:

Number of
Stock
Appreciation
Right Units
Balance as of December 31, 2020	-
Granted	230,752
Forfeited	(12,657)
Balance as of June 30, 2021	218,095

During the three and six months ended June 30, 2021, the Company recognized approximately $251,000 in expense related to SAR units.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

17.	SHARE-BASED COMPENSATION (Continued)

Warrants

A reconciliation of the beginning and ending balance of warrants outstanding is as follows:

		Weighted-
	Number of	Average
	Warrants	Exercise Price
Balance as of December 31, 2020	1,968,300	$0.16
Exercised	(1,968,300)	$0.16
Assumed from the Business Combination	28,489,500	$11.50
Granted	4,928,248	$10.00
Balance as of June 30, 2021	33,417,748	$11.28

The following table summarizes the warrants that remain outstanding as of June 30, 2021:

	Exercise		Warrants	Warrants
Security Issuable	Price	Expiration Date	Outstanding	Exercisable
Subordinate Voting Shares	$11.50	June 2026	28,489,500	28,489,500
Subordinate Voting Shares	$10.00	June 2024	4,928,248	4,928,248
			33,417,748	33,417,748

As of June 30, 2021 and December 31, 2020, warrants outstanding have a weighted-average remaining contractual life of 4.7 and 2.6 years, respectively.

18.	LOSS PER SHARE

The following is a reconciliation for the calculation of basic and diluted loss per share for the three and six months ended June 30, 2021 and 2020:

	Three Months Ended		Six Months Ended
	2021	2020	2021	2020
Net Loss	$(4,716,721)	$(3,654,615)	$(17,870,514)	$(8,795,269)
Weighted-Average Shares Outstanding - Basic and Diluted	24,262,497	23,191,563	24,117,056	19,307,717
Loss Per Share - Basic and Diluted	$(0.19)	$(0.16)	$(0.74)	$(0.46)

Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of convertible debentures, warrants and share options are anti-dilutive.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

19.	PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

Provision for income taxes consists of the following for the three and six months ended June 30, 2021 and 2020:

	Three Months Ended		Six Months Ended
	2021	2020	2021	2020
Current:
Federal	$2,052,336	$1,035,952	$3,451,722	$1,328,048
State	655,065	347,486	1,089,477	404,012
Total Current	2,707,401	1,383,438	4,541,199	1,732,060
Deferred:
Federal	(156,682)	(15,374)	(201,487)	135,472
State	(62,768)	(1,954)	(75,760)	65,171
Total Deferred	(219,450)	(17,328)	(277,247)	200,643
Total Provision for Income Taxes	$2,487,951	$1,366,110	$4,263,952	$1,932,703

The Company has used a discrete effective tax rate method to calculate taxes for the fiscal three- and six-month periods ended June 30, 2021 and 2020. The Company determined that since small changes in estimated ordinary income would result in significant changes in the estimated annual effective tax rate, the historical method would not provide a reliable estimate for the fiscal three-and six-month periods ended June 30, 2021 and 2020.

As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E (“Section 280E”) for U.S. federal income tax purposes under which the Company is only allowed to deduct expenses directly related to the sales of product. This results in permanent differences between ordinary and necessary business expenses deemed nonallowable under Section 280E, and the Company deducts all operating expenses on its state tax returns.

The Company has determined that the tax impact of its corporate overhead allocation was not more likely than not to be sustained on the merits as required under ASC 740 due to the evolving interpretations of Section 280E. As a result, the Company included in the balance of total unrecognized tax benefits at June 30, 2021 and December 31, 2020, potential benefits of $ 1,246,669 and $849,358, respectively, that if recognized would impact the effective tax rate on income from continuing operations. Unrecognized tax benefits that reduce a net operating loss, similar to tax loss or tax credit carryforwards, are presented as a reduction to deferred income taxes.

The Company’s evaluation of tax positions was performed for those tax years which remain open to for audit. The Company may from time to time, be assessed interest or penalties by the taxing authorities, although any such assessments historically have been minimal and immaterial to the Company’s financial results. In the event the Company is assessed for interest and/or penalties, such amounts will be classified as income tax expense in the financial statements.

As of June 30, 2021, the Company’s federal tax returns since 2017 and state tax returns since 2016 are still subject to adjustment upon audit. No tax returns are currently being examined by any taxing authorities. While it is reasonably possible that certain portions of the unrecognized tax benefit may change from a lapse in applicable statute of limitations, it is not possible to reasonably estimate the effect of any amount of such a change to previously recorded uncertain tax positions in the next 12 months.

20.	COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or revocation, cancellation, non-renewal or other losses of permits, licensed and entitlements that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state statues, regulations, and ordinances as of June 30, 2021 and December 31, 2020, cannabis laws and regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

20.	COMMITMENTS AND CONTINGENCIES (Continued)

Contingent Earnouts

Upon closing of the Business Combination, 1,008,975 Subordinate Voting Shares related to the sponsors of Mercer Park Brand Acquisition Corp. were locked up by the Company. These shares are to be released from the lockup restrictions based upon the amount of cash raised by the Company from certain debt and equity financings through June 2023. As of June 30, 2020, the Company released 392,819 Subordinate Voting Shares that were originally subject to lock up restrictions. In accordance with ASC 480 “Distinguishing Liabilities from Equity”, management determined the provisions of these earnouts required liability treatment. Accordingly, the remaining 616,156 shares which remained locked up as of June 30, 2019 were valued and recorded as a liability in the amount of $7,640,334.

Additional earnout payments consisting of up to an additional 6,306,095 of the Company’s Subordinate Voting shares are issuable to the sponsors of Mercer Park Brand Acquisition Corp. and all holders of record of the Company’s Subordinate Voting Shares, the Company subsidiary’s Exchangeable Shares, vested stock options and vested RSUs as of June 29, 2021 if the Company’s Subordinate Voting Shares meet certain share price targets through June 2023. In the event that the cash raised by Company and Subordinate Voting share price targets are not met, the earnout payments will be forfeited. In accordance with ASC 480 “Distinguishing Liabilities from Equity”, management determined the provisions of these earnouts did not require liability treatment. As of June 30, 2021, no shares were issued in connection with these earnouts.

Royalty

Effective as of May 9, 2019, Sweet & Salty, Inc., a California corporation (“Lender”) and GH Brands LLC, a California limited liability company and subsidiary of the Company (“GH Brands”) entered into a License and Services Agreement, pursuant to which Lender granted to GH Brands an exclusive, transferable, sublicensable, right and license to use, exploit and incorporate the name, nicknames, initials, signature, voice, image, likeness, and photographic or graphic representations of likeness, statements and biography of the artist Annabella Avery Thorne professionally known as Bella Thorne for all purposes relating to or in connection with the development, quality control, cultivation, extraction, manufacture, production, branding, testing, advertising, marketing, promotion, commercialization, packaging, distribution, exploitation and/or sale of the products of GH Brands and its affiliates. The term of License and Service Agreement is 3 years, with the right to renew upon 60- days prior notice for additional 2-year term. Royalty fees for Bella boxes are 10% for the 1st year and 12% for 2-5 years. Royalty fees for flower products and accessories are 6% for the 1st year, 7% for the 2nd year and 8% for 3-5 years. Minimum guarantee fees are recoupable against royalties for an initial term of $1,000,000 ($50,000 initial payment, $200,000 for the 1st year, $375,000 for the 2nd year and $375,000 for the 3rd year). For a renewal term, the minimum guarantee fee is $1,500,000 ($750,000 for the 4th year, $750,000 for the 5th year). During the three and months ended June 30, 2021, the Company recognized expenses related to these royalties in the amount of $93,750 and $187,500, respectively. During the three and months ended June 30, 2020, the Company recognized expenses related to these royalties in the amount of $75,000 and $137,500, respectively. As of June 30, 2021 and December 31, 2020, the Company has $187,500 and no amounts, respectively, due under this royalty agreement.

Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of June 30, 2021 and December 31, 2020, there were no pending or threatening lawsuits that could be reasonably assessed to have resulted in a probable loss to the Company in an amount that can be reasonably estimated. As such, no accrual has been made in the unaudited condensed interim consolidated financial statements relating to claims and litigations. As of June 30, 2021 and December 31, 2020, there are also no proceedings in which any of the Company’s directors, officers or affiliates is an adverse party to the Company or has a material interest adverse to the Company’s interest.

21.	RELATED PARTY TRANSACTIONS

Incubation Services

Effective January 1, 2019, GH Group and Magu Capital LLC, a California limited liability company (“Magu Capital”), entered into a Services and Incubation Agreement, pursuant to which Magu Capital agreed to perform certain advisory and business “incubation” services for GH Group (and incur certain fees and expenses on behalf of GH Group as part of and as performance for such services) in consideration of Glass House’s agreement to issue to Magu Capital, upon a date certain following the closing of the Roll-Up as reasonably determined by the board of directors of Glass House, a warrant to purchase a fixed number of Class A Common shares at an agreed upon strike price and no later than three years following the grant date. On June 28, 2021, GH Group notified Magu Capital of its termination of the Services and Incubation Agreement, and by extension the automatic exercise of Magu Capital’s warrant issued in connection with the Services and Incubation Agreement.

GLASS HOUSE BRANDS INC.

Notes to Unaudited Condensed Interim Consolidated Financial Statements

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

21.	RELATED PARTY TRANSACTIONS (Continued)

Issuance of Exchangeable Shares of GH Group for Management Services

In January 2020, as part of the Roll-Up, GH Group: (a) issued to APP Investment Advisors LLC, a California limited liability company (“APP Investment Advisors”), an affiliate of certain significant shareholders of GH Group, 880,870 Exchangeable Shares, in exchange for certain management services rendered by APP Investment Advisors for AP Investment Fund (i.e., one of the entities that merged with GH Group I the Roll-Up); and (b) issued to Magu Capital, an affiliate of certain significant shareholders GH Group, 2,263,513 Exchangeable Shares, in exchange for certain management services rendered by Magu Capital for CA Brand Collective, Magu Investment Fund and MG Padaro Fund (i.e., entities that merged with GH Group in the Roll-Up).

22.	SEGMENTED INFORMATION

The Company currently operates in one segment, the production and sale of cannabis products, which is how the Company’s Chief Operating Decision Maker manages the business and makes operating decisions. All the Company’s operations are in the United States of America in the State of California. Intercompany sales and transactions are eliminated in consolidation.

23.	REVENUES, NET

Revenues are disaggregated as follows for the three and six months ended June 30, 2021 and 2020:

	Three Months Ended		Six Months Ended
	2021	2020	2021	2020
Retail	$6,393,757	$3,605,418	$11,376,642	$6,947,734
Wholesale	12,280,520	7,957,305	22,537,916	11,064,316
Revenues, Net	$18,674,277	$11,562,723	$33,914,558	$18,012,050

24.	RECLASSIFICATIONS

Certain comparative amounts have been reclassified to conform with current period presentation. There were no impacts on net loss, or cash flows for the periods presented.

25.	SUBSEQUENT EVENTS

On July 30, 2021 the Company amended its purchase agreement for SoCal Greenhouse (as defined in the Company’s preliminary prospectus). The purchase price was increased by $12,888 to account for the Seller’s additional capital improvements with the amended purchase price being $118,902,888. The closing date was moved to two days after the seller resolves all notices of violation related to SoCal Greenhouse and the closing consideration will be $88,000,000 in cash plus a convertible promissory note (the “Camarillo Note”) issued to the seller for the remaining amount that bears no interest until certain entitlement conditions are met, more particularly the obtaining of local cannabis authorizations, and bears interest at 8% from such date. The principal and interest of the Camarillo Note is convertible at the election of the seller at any time at $10 per Subordinate Voting Share. The Camarillo Note is secured at the Company’s election by either an escrow agreement funded by cash equal to the principal amount under the Camarillo Note or a first deed of trust to SoCal Greenhouse.